UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Centerline Holding Company
(Name of Issuer)
Common Shares of Beneficial Interest
(Title of Class of Securities)
15188T108
(CUSIP Number)
Andrew L. Farkas
c/o Island Capital Group LLC
717 Fifth Avenue, 18th Floor
New York, New York 10022
(212) 705-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 11, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	15188T108

1	NAMES OF REPORTING PERSONS C3 Initial Assets LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		139,663,545

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		139,663,545

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	139,663,545

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	70.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that, immediately after the Transactions, 59,645,129 common shares of beneficial interest (“Common Shares”) of the Issuer were outstanding.
The 70.1% of the Common Shares of the Issuer that is reported as beneficially owned by the Reporting Persons is computed in accordance with Securities and Exchange Commission rules. The Reporting Persons, along with all other holders of the Issuer’s Special Series A Shares, will have their Special Series A Shares automatically converted into Common Shares of the Issuer upon approval, by the Issuer’s shareholders at a shareholders meeting, of an amendment to the Issuer’s Restated Trust Agreement increasing the number of authorized Common Shares. After such shareholder approval and the automatic conversion of the Special Series A Shares held by the Reporting Persons and all other holders of Special Series A Shares, the Reporting Persons would beneficially own approximately 40.0% of all outstanding Common Shares.

CUSIP No.	15188T108

1	NAMES OF REPORTING PERSONS C-III Capital Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		139,663,545

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		139,663,545

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	139,663,545

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	70.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that, immediately after the Transactions, 59,645,129 Common Shares were outstanding.
The 70.1% of the Common Shares of the Issuer that is reported as beneficially owned by the Reporting Persons is computed in accordance with Securities and Exchange Commission rules. The Reporting Persons, along with all other holders of the Issuer’s Special Series A Shares, will have their Special Series A Shares automatically converted into Common Shares of the Issuer upon approval, by the Issuer’s shareholders at a shareholders meeting, of an amendment to the Issuer’s Restated Trust Agreement increasing the number of authorized Common Shares. After such shareholder approval and the automatic conversion of the Special Series A Shares held by the Reporting Persons and all other holders of Special Series A Shares, the Reporting Persons would beneficially own approximately 40.0% of all outstanding Common Shares.

CUSIP No.	15188T108

1	NAMES OF REPORTING PERSONS Island C-III Manager LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		139,663,545

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		139,663,545

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	139,663,545

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	70.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that, immediately after the Transactions, 59,645,129 Common Shares were outstanding.
The 70.1% of the Common Shares of the Issuer that is reported as beneficially owned by the Reporting Persons is computed in accordance with Securities and Exchange Commission rules. The Reporting Persons, along with all other holders of the Issuer’s Special Series A Shares, will have their Special Series A Shares automatically converted into Common Shares of the Issuer upon approval, by the Issuer’s shareholders at a shareholders meeting, of an amendment to the Issuer’s Restated Trust Agreement increasing the number of authorized Common Shares. After such shareholder approval and the automatic conversion of the Special Series A Shares held by the Reporting Persons and all other holders of Special Series A Shares, the Reporting Persons would beneficially own approximately 40.0% of all outstanding Common Shares.

CUSIP No.	15188T108

1	NAMES OF REPORTING PERSONS Anubis Advisors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		139,663,545

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		139,663,545

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	139,663,545

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	70.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that, immediately after the Transactions, 59,645,129 Common Shares were outstanding.
The 70.1% of the Common Shares of the Issuer that is reported as beneficially owned by the Reporting Persons is computed in accordance with Securities and Exchange Commission rules. The Reporting Persons, along with all other holders of the Issuer’s Special Series A Shares, will have their Special Series A Shares automatically converted into Common Shares of the Issuer upon approval, by the Issuer’s shareholders at a shareholders meeting, of an amendment to the Issuer’s Restated Trust Agreement increasing the number of authorized Common Shares. After such shareholder approval and the automatic conversion of the Special Series A Shares held by the Reporting Persons and all other holders of Special Series A Shares, the Reporting Persons would beneficially own approximately 40.0% of all outstanding Common Shares.

CUSIP No.	15188T108

1	NAMES OF REPORTING PERSONS Island Capital Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		139,663,545

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		139,663,545

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	139,663,545

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	70.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that, immediately after the Transactions, 59,645,129 Common Shares were outstanding.
The 70.1% of the Common Shares of the Issuer that is reported as beneficially owned by the Reporting Persons is computed in accordance with Securities and Exchange Commission rules. The Reporting Persons, along with all other holders of the Issuer’s Special Series A Shares, will have their Special Series A Shares automatically converted into Common Shares of the Issuer upon approval, by the Issuer’s shareholders at a shareholders meeting, of an amendment to the Issuer’s Restated Trust Agreement increasing the number of authorized Common Shares. After such shareholder approval and the automatic conversion of the Special Series A Shares held by the Reporting Persons and all other holders of Special Series A Shares, the Reporting Persons would beneficially own approximately 40.0% of all outstanding Common Shares.

CUSIP No.	15188T108

1	NAMES OF REPORTING PERSONS Andrew L. Farkas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		139,663,545

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		139,663,545

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	139,663,545

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	70.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that, immediately after the Transactions, 59,645,129 Common Shares were outstanding.
The 70.1% of the Common Shares of the Issuer that is reported as beneficially owned by the Reporting Persons is computed in accordance with Securities and Exchange Commission rules. The Reporting Persons, along with all other holders of the Issuer’s Special Series A Shares, will have their Special Series A Shares automatically converted into Common Shares of the Issuer upon approval, by the Issuer’s shareholders at a shareholders meeting, of an amendment to the Issuer’s Restated Trust Agreement increasing the number of authorized Common Shares. After such shareholder approval and the automatic conversion of the Special Series A Shares held by the Reporting Persons and all other holders of Special Series A Shares, the Reporting Persons would beneficially own approximately 40.0% of all outstanding Common Shares.

Item 2. Identity and Background
Item 2 is amended and restated as follows:
(a), (b), (c) and (f) The Reporting Persons are:
(i)	C3 Initial Assets LLC (“Initial Assets”) is a Delaware limited liability company. The principal business of Initial Assets is to assist in facilitating the transactions described in Item 4.

(ii)
C-III Capital Partners LLC (“Capital Partners”) is a Delaware limited liability company. Capital Partners is the sole member of Initial Assets. The principal business of Capital Partners is to assist in facilitating the transactions described in Item 4 and managing the businesses so acquired.

(iii)
Island C-III Manager LLC (“C-III Manager”) is a Delaware limited liability company. C-III Manager is the manager of Capital Partners. The principal business of C-III Manager is to serve as the manager, and to manage the business and affairs, of Capital Partners.

(iv)
Anubis Advisors LLC (“Anubis Advisors”) is a Delaware limited liability company. Anubis Advisors is the sole member of C-III Manager. The principal business of Anubis Advisors is to serve as the manager and to assist in managing the businesses acquired, as described in Item 4.

(v)
Island Capital Group LLC (“Island Capital”) is a Delaware limited liability company. Island Capital is the sole member of Anubis Advisors. The principal business of Island Capital focuses on a broad range of real estate related activities, including real estate investment, real estate development, real estate securities and securitization.

(vi)	Andrew L. Farkas (“Mr. Farkas”) is a United States Citizen. Mr. Farkas is the Managing Member, Chairman and Chief Executive Officer of Island Capital.
Each of Initial Assets, Capital Partners, C-III Manager, Anubis Advisors and Andrew Farkas has a business address at c/o Island Capital Group LLC, 717 Fifth Avenue, 18th Floor, New York, New York 10022. Island Capital has a business address at 717 Fifth Avenue, 18th Floor, New York, New York 10022.
(d) and (e) The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.
None of the Reporting Persons nor any manager or executive officer of the Reporting Persons has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.
Item 5. Interest in Securities of the Issuer
Item 5 is amended and restated as follows:
(a) and (b) The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that, immediately after the Transactions, 59,645,129 Common Shares were outstanding. Each Reporting Person’s beneficial ownership has been calculated as indicated below.
•
Initial Assets is the sole direct beneficial owner of 9,310,903 Special Series A Shares that are convertible into 139,663,545 Common Shares of the Issuer. Initial Assets has shared voting and dispositive power as follows:

• Sole Voting Power	0
• Shared Voting Power	139,663,545
• Sole Dispositive Power	0
• Shared Dispositive Power	139,663,545
• Percent of Common Shares	70.1

•
Capital Partners is the indirect beneficial owner of 9,310,903 Special Series A Shares that are convertible into 139,663,545 Common Shares of the Issuer. Capital Partners has shared voting and dispositive power as follows:

• Sole Voting Power	0
• Shared Voting Power	139,663,545
• Sole Dispositive Power	0
• Shared Dispositive Power	139,663,545
• Percent of Common Shares	70.1
•
C-III Manager is the indirect beneficial owner of 9,310,903 Special Series A Shares that are convertible into 139,663,545 Common Shares of the Issuer. C-III Manager has shared voting and dispositive power as follows:

• Sole Voting Power	0
• Shared Voting Power	139,663,545
• Sole Dispositive Power	0
• Shared Dispositive Power	139,663,545
• Percent of Common Shares	70.1
•
Anubis Advisors is the indirect beneficial owner of 9,310,903 Special Series A Shares that are convertible into 139,663,545 Common Shares of the Issuer. Anubis Advisors has shared voting and dispositive power as follows:

• Sole Voting Power	0
• Shared Voting Power	139,663,545
• Sole Dispositive Power	0
• Shared Dispositive Power	139,663,545
• Percent of Common Shares	70.1
•
Island Capital is the indirect beneficial owner of 9,310,903 Special Series A Shares that are convertible into 139,663,545 Common Shares of the Issuer. Island Capital has shared voting and dispositive power as follows:

• Sole Voting Power	0
• Shared Voting Power	139,663,545
• Sole Dispositive Power	0
• Shared Dispositive Power	139,663,545
• Percent of Common Shares	70.1
•
Andrew L. Farkas is the indirect beneficial owner of 9,310,903 Special Series A Shares that are convertible into 139,663,545 Common Shares of the Issuer. Mr. Farkas has shared voting and dispositive power as follows:

• Sole Voting Power	0
• Shared Voting Power	139,663,545
• Sole Dispositive Power	0
• Shared Dispositive Power	139,663,545
• Percent of Common Shares	70.1

The 70.1% of the Common Shares of the Issuer that is reported as beneficially owned by the Reporting Persons is computed in accordance with Securities and Exchange Commission rules. The Reporting Persons, along with all other holders of the Issuer’s Special Series A Shares, will have their Special Series A Shares automatically converted into Common Shares of the Issuer upon approval, by the Issuer’s shareholders at a shareholders meeting, of an amendment to the Issuer’s Restated Trust Agreement increasing the number of authorized Common Shares. After such shareholder approval and the automatic conversion of the Special Series A Shares held by the Reporting Persons and all other holders of Special Series A Shares, the Reporting Persons would beneficially own approximately 40.0% of all outstanding Common Shares.
(c) During the sixty (60) days through the date of this report, the only transaction effected in the Common Shares by the Reporting Persons was the purchase of the 9,310,903 Special Series A Shares pursuant to the Purchase Agreement and the RSA Purchase Agreement as described in Item 4.
(d) None
(e) Not applicable
Item 7. Material to Be Filed as Exhibits
Item 7 is amended by adding the following:

Exhibit 8	Joint Filing Agreement, dated March 16, 2010

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 16, 2010

C3 INITIAL ASSETS LLC
By:	/s/ Jeffrey P. Cohen
	Name:	Jeffrey P. Cohen
	Title:	President

C-III CAPITAL PARTNERS LLC By: Island C-III Manager LLC, its Manager
By:	/s/ Andrew L. Farkas
	Name:	Andrew L. Farkas
	Title:	Chief Executive Officer

ISLAND C-III MANAGER LLC
By:	/s/ Andrew L. Farkas
	Name:	Andrew L. Farkas
	Title:	Chief Executive Officer

ANUBIS ADVISORS LLC
By:	/s/ Andrew L. Farkas
	Name:	Andrew L. Farkas
	Title:	Chief Executive Officer

ISLAND CAPITAL GROUP LLC
By:	/s/ Andrew L. Farkas
	Name:	Andrew L. Farkas
	Title:	Chairman and Chief Executive Officer

/s/ Andrew L. Farkas
Andrew L. Farkas